                                    FORM 6-K

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF: APRIL, 2006

                        COMMISSION FILE NUMBER: 001-32272

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                        LMS MEDICAL SYSTEMS INC./SYSTEMES
                                MEDICAUX LMS INC.
                               (REGISTRANT'S NAME)

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      5252 DE MAISONNEUVE BOULEVARD QUEST, STE 314, MONTREAL QUEBEC H4A 3S5
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F      x            Form 40-F
                              ---------                    ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                     No      x
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2006
                                           LMS MEDICAL SYSTEMS INC./SYSTEMES
                                           MEDICAUX LMS INC.

                                           By: /s/ Geofrey Myers
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                                               Geofrey Myers
                                               Assistant Corporate Secretary

EXHIBITS
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Exhibit 1   Press Release dated April 18, 2006 issued by LMS Medical Systems
            Inc./ Systemes Medicaux LMS Inc.